EXHIBIT 12.1

Casella Waste Systems, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands, except ratios)

	Three Months Ended October 31,	Six Months Ended October 31,	Fiscal Year Ended April 30,
	2013	2013	2013	2012	2011	2010	2009

Loss from continuing operations before income taxes, discontinued operations and cumulative effect of change in accounting principle	$(230)	$(25)	$(52,509)	$(76,110)	$(26,687)	$(12,041)	$(64,351)
(Income) loss from equity method investments	(91)	887	4,441	9,994	4,096	2,690	2,157
Impairment of equity method investment	—	—	—	10,680	—	—	—
Fixed charges	10,385	20,541	44,327	47,504	48,250	46,210	35,605
Less: interest capitalized	(82)	(180)	(368)	(407)	(1,078)	(349)	(214)

Earnings	$9,982	$21,223	$(4,109)	$(8,339)	$24,581	$36,510	$(26,803)

Interest expense (includes amortization of premium and discounts and deferred financing charges)	$9,635	$18,994	$41,570	$45,008	$45,543	$44,218	$33,803
Estimate of interest within rental expense	668	1,367	2,456	2,089	1,629	1,643	1,588
Interest capitalized	82	180	368	407	1,078	349	214

Fixed charges	$10,385	$20,541	$44,394	$47,504	$48,250	$46,210	$35,605

Ratio of earnings to fixed charges	—	1.03	—	—	—	—	—
Deficiency of earnings to fixed charges	$(403)	$—	$(48,436)	$(55,843)	$(23,669)	$(9,700)	$(62,408)

Fixed charges from above	$10,385	$20,541	$44,394	$47,504	$48,250	$46,210	$35,605
Preferred stock dividends	—	—	—	—	—	—	—

Combined fixed charges and preferred stock dividends	$10,385	$20,541	$44,394	$47,504	$48,250	$46,210	$35,605

Ratio of earnings to combined fixed charges and preferred stock dividends	—	1.03	—	—	—	—	—
Deficiency of earnings to combined fixed charges and preferred stock dividends	$(403)	$—	$(48,436)	$(55,843)	$(23,669)	$(9,700)	$(62,408)